Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

1.                                      Name and Address of Company

World Color Press Inc. (f/k/a Quebecor World Inc.) (the “Issuer”)
Suite 1100
999 de Maisonneuve Blvd. West.
Montréal, Quebec  H3A 3L4

2.                                      Date of Material Change

August 20, 2009.

3.                                      News Release

A news release disclosing the material change was issued by the Issuer on August 20, 2009, a copy of which is attached hereto as Appendix “A”.

4.                                      Summary of Material Change

On August 20, 2009, the Issuer announced that it has adopted a shareholder rights plan agreement (the “Rights Plan”), effective immediately, the whole as set forth below in Item 5.

5.                                      Full Description of Material Change

On August 20, 2009, the Issuer announced that it has adopted the Rights Plan, effective immediately, to encourage the fair treatment of shareholders in any takeover offer for the Issuer and to prevent a bidder from acquiring control of the Issuer in a manner detrimental to shareholders. The Rights Plan will provide the Board of Directors of the Issuer and its shareholders more time to consider fully any unsolicited take-over bid for the Issuer and allow more time for the Board of Directors to pursue other alternatives to maximize shareholder value, if appropriate.  The Rights Plan will also prevent an attempt to acquire control of the Issuer other than by means of an offer made to all shareholders.

One right has been issued with respect to each of the common shares and Class A preferred shares of the Issuer (collectively, the “Shares”) issued and outstanding as of 12:01 a.m. (Eastern Time) on August 20, 2009. These rights will become exercisable only when a person, including any party related to it, acquires or attempts to acquire 20 percent or more of the outstanding common shares or of the outstanding Shares without complying with the “Permitted Bid” provisions of the Rights Plan or without approval of the Issuer’s Board of Directors. Should such an acquisition occur, each right would, upon exercise, entitle a rights holder, other than the acquiring person and related persons, to purchase Shares at a 50 percent discount to the market price at the time.

Under the Rights Plan, a Permitted Bid is a bid made to all holders of the Shares and which is open for acceptance for not less than 60 days. If at the end of 60 days at least 50 percent of the outstanding Shares, other than those owned by the offeror and certain related parties have been tendered, the offeror may take up and pay for the Shares but must extend the bid for a further period of at least 10 days to allow other shareholders to tender.

The Rights Plan has not been adopted in response to any specific proposal to acquire control of the Issuer, nor is the Issuer aware of any such intention. The Rights Plan is subject to confirmation by the shareholders of the Issuer at a meeting to be held within six months.

A copy of the Rights Plan will be filed on SEDAR and EDGAR.

6.                                      Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.                                      Omitted Information

Not Applicable.

8.                                      Statement of Senior Officer

Further information regarding the matters described in this report may be obtained from Mrs. Marie-É. Chlumecky, Corporate Secretary, who is knowledgeable about the details of the material change and may be contacted at (514) 380-1957.

9.                                      Date of Report

August 21, 2009.

Appendix “A”

Press Release

See attached.

August 20, 2009

27/09

WORLD COLOR PRESS ADOPTS SHAREHOLDER RIGHTS PLAN

Montréal, Canada — World Color Press Inc. (“World Color” or the “Company”, previously Quebecor World Inc.) today announced that it has adopted a shareholder rights plan agreement (the “Rights Plan”), effective immediately, to encourage the fair treatment of shareholders in any takeover offer for the Corporation and to prevent a bidder from acquiring control of World Color in a manner detrimental to shareholders. The Rights Plan will provide the board of directors of World Color and its shareholders more time to consider fully any unsolicited take-over bid for the Company and allow more time for the board of directors to pursue other alternatives to maximize shareholder value, if appropriate. The Rights Plan will also prevent an attempt to acquire control of World Color other than by means of an offer made to all shareholders.

One right has been issued with respect to each of the common shares and Class A preferred shares of the Corporation (collectively, the “Shares”) issued and outstanding as of 12:01 a.m. (Eastern Time) on August 20, 2009. These rights will become exercisable only when a person, including any party related to it, acquires or attempts to acquire 20 percent or more of the outstanding common shares or of the outstanding Shares without complying with the “Permitted Bid” provisions of the Rights Plan or without approval of the World Color’s board of directors. Should such an acquisition occur, each right would, upon exercise, entitle a rights holder, other than the acquiring person and related persons, to purchase Shares at a 50 percent discount to the market price at the time.

Under the Rights Plan, a Permitted Bid is a bid made to all holders of the Shares and which is open for acceptance for not less than 60 days. If at the end of 60 days at least 50 percent of the outstanding Shares, other than those owned by the offeror and certain related parties have been tendered, the offeror may take up and pay for the Shares but must extend the bid for a further period of at least 10 days to allow other shareholders to tender.

The rights plan has not been adopted in response to any specific proposal to acquire control of the Corporation, nor is the Corporation aware of any such intention. The Rights Plan is subject to confirmation by the shareholders of World Color at a meeting to be held within six months. A material change report and a complete copy of the Rights Plan will be filed on SEDAR and EDGAR.

Forward-looking statements

To the extent any statements made in this press release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are forward-looking information within the meaning of the “safe harbor” provisions of applicable Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, prospects of the Company’s (the “Company”) industry and its objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, and can generally be identified by the use of words such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “continue” or the negatives of these terms, variations on them and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. The Company has based these forward-looking statements on its current expectations about future events. Forward-looking statements do not take into account the effect of transactions or other items announced or occurring after the statements are made. For example, they do not include the effect of dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after the forward-looking statements are made.

Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct, and forward-looking statements inherently involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such forward-looking statements.

Important factors and assumptions as well as the Company’s ability to anticipate and manage the risks associated therewith that could cause actual results to differ materially from these expectations are detailed from time to time in the Company’s filings with the U. S. Securities and Exchange Commission (“SEC”) and the securities regulatory authorities in Canada, available at www.sec.gov and www.sedar.com (copies of which are available on www.quebecorworld.com). The Company cautions that any such list of important factors that could affect future results is not exhaustive. Investors and others should carefully consider the factors detailed from time to time in the Company’s filings with the SEC and the securities regulatory authorities in Canada and other uncertainties and potential events when relying on its forward-looking statements to make decisions with respect to the Company.

Unless mentioned otherwise, the forward-looking statements in this press release reflect the Company’s expectations as of August 20, 2009, being the date at which they have been approved, and are subject to change after this date. The Company expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

About the Company

The Company is a world leader in providing high-value, complete marketing and advertising printing solutions to leading retailers, catalogers, branded-goods companies and other businesses with marketing and advertising activities, as well as complete, full-service print solutions for publishers. The Company is a market leader in most of its major product categories, which include advertising inserts and circulars, catalogs, direct mail products, magazines, books, directories, digital premedia, logistics, mail list technologies and other value-added services. The Company has approximately 20,000 employees working in approximately 90 printing and related facilities in the United States, Canada, Argentina, Brazil, Chile, Colombia, Mexico, and Peru.

Web address: www.quebecorworld.com

For further information contact:

Tony Ross

Vice President, Communications

514-877-5317

800-567-7070

Roland Ribotti

Vice President, Corporate Finance and Treasurer

514-877-5143

800-567-7070